Exhibit 99.B(d)(3)(ii)

October 1, 2015

Voya Series Fund, Inc.
7337 East Doubletree Ranch Road

Suite 100
Scottsdale, AZ  85258-2034

Re:                             Expense Limitations

Ladies and Gentlemen:

By our execution of this letter agreement, intending to be legally bound hereby, Voya Investments, LLC (“Voya Investments”), the Adviser to Voya Large Cap Growth Fund (the “Fund”), agrees that Voya Investments shall, from October 1, 2015 through October 1, 2016, waive all or a portion of its investment management fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios of the Fund shall be as follows:

		Maximum Operating Expense Limit (as a percentage of average net assets)
		Classes
Name of Fund	A	C	I	R	R6	W
Voya Large Cap Growth Fund	1.15%	1.90%	0.85%	1.40%	0.80%	0.90%

We are willing to be bound by this letter agreement to lower our fees for the period from October 1, 2015 through October 1, 2016.  The method of computation to determine the amount of the fee waiver and the definitions as set forth in the Expense Limitation Agreement shall apply, subject to possible recoupment by Voya Investments within three years.  This letter agreement shall terminate upon termination of the Expense Limitation Agreement.

This letter agreement replaces the previous letter agreement, dated October 1, 2014.

Notwithstanding the forgoing, termination or modification of this letter requires approval by the Board of Directors of the Voya Series Fund, Inc.

Sincerely,

By:	/s/ Todd Modic
Name:	Todd Modic
Title:	Senior Vice President